CHINA FINANCE ONLINE CO. LIMITED

REPORT OF THE DIRECTORS

The directors of China Finance Online Co. Limited, or the Company, present their report and the audited financial statements for the year ended December 31, 2005, or the Financial Statements, which can be accessed through the Company’s website at http://www.chinafinanceonline.com/investor/annual_rep.asp starting from July 31, 2006. The Financial Statements have been prepared in accordance with accounting principles generally accepted in Hong Kong.

PRINCIPAL ACTIVITIES

The Company acts as an investment holding company and provides corporate management services. The activities of its principal subsidiaries are set out in note 14 to the Financial Statements.

RESULTS

The results of the Company and its subsidiaries for the year ended December 31, 2005 are set out in the consolidated income statement on page 4 of the Financial Statements.

The directors do not recommend the payment of a dividend and propose that the profit for the year be retained.

PROPERTY AND EQUIPMENT

Details of the movements during the year in property and equipment of the Company and its subsidiaries are set out in note 12 to the Financial Statements.

SHARE CAPITAL

Details of movements during the year in the share capital of the Company are set out in note 18 to the Financial Statements.

DIRECTORS

The directors of the Company during the year and up to the date of this report were:

Mr. Zhao Zhiwei (appointed on 25 July 2005) Mr. Hugo Shong Mr. Lee Kheng Nam Mr. Wang Ling Mr. Guo Fansheng Mr. Ning Jun (resigned on 25 July 2005)

In accordance with Article 8 of the Company’s Articles of Association, all remaining directors retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

MANAGEMENT CONTRACTS

No substantial contracts concerning the management and administration of the Company were entered into or existed during the year.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

During the year, directors were granted options to purchase 1,090,000 shares of the Company. None of the directors exercised any options except that Ning Jun exercised 1,295,000 share options during the year. Details of directors’ share options at 31 December 2005 were as follows:

		Number of	Number of
Name of director	Capacity	options held	underlying shares
Zhao Zhiwei	Director	400,000	400,000
Ning Jun	Director*	430,000	430,000
Hugo Shong	Director	160,000	160,000
Lee Kheng Nam	Independent director	220,000	220,000
Guo Fansheng	Independent director	140,000	140,000
Wang Ling	Independent director	140,000	140,000

		1,490,000	1,490,000

• Resigned during the year.

Particulars of the Company’s stock incentive plan are set out in note 19 to the Financial Statements.

Other than as disclosed above, at no time during the year was the Company or any of its subsidiaries, a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

AUDITORS

A resolution will be proposed to the forthcoming Annual General Meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

/s/ Hugo Shong

Hugo Shong
CHAIRMAN
April 21, 2006